CUSIP No. 91818X108	13D	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Astral Success Limited
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
754,532,666[1]
	8	shared voting power

	9	sole dispositive power
754,532,666
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%[2]
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

1 Represents 754,532,666 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 437,286,192 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant held by Astral, which is the sum of (i) 535,714,286 Class A Ordinary Shares that may be acquired upon conversion of 218,467,812 Senior Convertible Preferred Shares held by Astral reflecting the Anti-dilution Adjustment (as described in Item 2 in the Initial Statements), and (ii) up to 218,818,380 Class A Ordinary Shares that may be acquired upon conversion of up to 218,818,380 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Astral.

2 The calculation assumes that there is a total of 2,126,060,462 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 754,532,666 Class A Ordinary Shares that may be acquired upon conversion of 437,286,192 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant held by Astral.

CUSIP No. 91818X108	13D	Page 3 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
754,532,666
	9	sole dispositive power

	10	shared dispositive power
754,532,666

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
754,532,666
	9	sole dispositive power

	10	shared dispositive power
754,532,666

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
754,532,666
	9	sole dispositive power

	10	shared dispositive power
754,532,666

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
754,532,666
	9	sole dispositive power

	10	shared dispositive power
754,532,666

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
754,532,666
	9	sole dispositive power

	10	shared dispositive power
754,532,666

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
754,532,666
	9	sole dispositive power

	10	shared dispositive power
754,532,666

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 9 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
754,532,666
	9	sole dispositive power

	10	shared dispositive power
754,532,666

11	aggregate amount beneficially owned by each reporting person
754,532,666
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
35.49%
14	type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 10 of 14

Item 1.	Security and Issuer

This Amendment No. 7 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5 and Schedule 13D Amendment No. 6 filed on July 22, 2021, November 16, 2021, January 26, 2022, March 29, 2022, July 5, 2022, August 2, 2022 and January 19, 2023 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

(a) Name of Person Filing

Item 2(a) of the Initial Statements is hereby amended and supplemented by adding the following before the last paragraph thereof:

The Class A Ordinary Shares reported as beneficially owned by Astral herein that may be acquired upon conversion of Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant are reduced to 218,818,380 Class A Ordinary Shares and the conversion price thereof is adjusted to US$0.0457 per share, as a result of the assignment by Astral to Alpha Wealth Global Limited (“Alpha”) its rights to purchase certain Senior Convertible Preferred Shares under the Warrant on June 30, 2023 (see discussion in Item 6 below) and the entering into the Warrant Agreement (as defined below; see discussion in Item 4 below).

Item 4. Purpose of Transaction

Item 4 of the Initial Statements is hereby amended and supplemented by adding the following before the last paragraph thereof:

The Issuer, Astral and Alpha entered into an Agreement in Relation to Amendment to and Exercise of Warrants Issued by Uxin Limited on June 30, 2023 (the “Warrant Agreement”), pursuant to which, the exercise price for the Warrant held by Astral with respect to 218,818,380 Senior Convertible Preferred Shares (the “Warrant Shares”) is amended to US$0.0457 per share, and Astral agreed to exercise its Warrant to subscribe for the Warrant Shares for an aggregate purchase price of US$10,000,000 by September 30, 2023, subject to the terms and conditions thereof, including customary conditions precedent (which include no material adverse effect and obtaining of investment committee approval). The Warrant Agreement with respect to Astral may be terminated if Astral has not exercised the Warrant held by it by September 30, 2023. Upon the termination of the Warrant Agreement between the Company and Astral, the amendments to the Warrant held by Astral (including exercise price adjustment to US$0.0457 per share) shall be unwound and the terms of such Warrant shall restore to those existing prior to the amendments.

CUSIP No. 91818X108	13D	Page 11 of 14

The Warrant Shares, once acquired by Astral pursuant to the Warrant Agreement, are convertible into 218,818,380 Class A Ordinary Shares at the option of Astral. If the consummation of the purchase and sale of the Senior Convertible Preferred Shares by Astral and/or Alpha under the Warrant Agreement (the “Warrant Closing”) occurs, it shall constitute a Dilutive Issuance under the Certificate of Designation in view of the lower issuance price of the Senior Convertible Preferred Shares than the current conversion price of the Senior Convertible Preferred Shares issued pursuant to the Subscription Agreement. Therefore, if the Warrant Closing occurs, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the Warrant Closing held by Astral and any other investors (including all Senior Convertible Preferred Shares issued to Astral and any other investors pursuant to the Subscription Agreement and in the 2022 Transaction) will be reduced and adjusted to US$0.0457 per share in accordance with the anti-dilution clause specified in the Certificate of Designation.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b)      The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that Astral, but only Astral, has converted its Senior Convertible Preferred Shares and exercised its Warrant and assumes that there is currently a total of 1,371,527,796 Class A Ordinary Shares outstanding (including 1,418,902 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 535,714,286 Class A Ordinary Shares that may be acquired upon conversion of 218,467,812 Senior Convertible Preferred Shares held of record by Astral and acquired pursuant to the Subscription Agreement at a conversion price of US$0.14 per share reflecting the Anti-dilution Adjustment (as defined in the Initial Statements), and (ii) 218,818,380 Class A Ordinary Shares that may be acquired upon conversion of 218,818,380 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Astral. The reported beneficial ownership does not reflect any anti-dilution adjustments to the outstanding Senior Convertible Preferred Shares which may be triggered upon the Warrant Closing (as described in Item 4 above).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the following to the end under the heading “Warrant”:

CUSIP No. 91818X108	13D	Page 12 of 14

Warrant

On June 30, 2023, Astral assigned and transferred to Alpha the right to purchase 21,496,213 Senior Convertible Preferred Shares under the Warrant held by it. After such assignment, the right of Astral to purchase Senior Convertible Preferred Shares under the Warrant was reduced from 240,314,593 to 218,818,380.

On June 30, 2023, the Issuer, Astral and Alpha entered into an Agreement in Relation to the Amendment to and Exercise of Warrants Issued by Uxin Limited, pursuant to which the exercise price of the Warrant Shares is amended to US$0.0457 per share, and Astral shall exercise its Warrant to purchase 218,818,380 Senior Convertible Preferred Shares for an aggregate amount of US$10,000,000 by September 30, 2023, subject to the terms and conditions thereof.

Item 7.	Material to Be Filed as Exhibits

1.	The Agreement in Relation to the Amendment to and Exercise of Warrants Issued by Uxin Limited

CUSIP No. 91818X108	13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2023

Joy Capital Opportunity, L.P.

By: Joy Capital Opportunity GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital Opportunity GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP No. 91818X108	13D	Page 14 of 14

Joy Capital III, L.P.

By: Joy Capital III GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital III GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

By:	/s/ Erhai Liu
Erhai Liu, Director

Astral Success Limited

By:	/s/ Erhai Liu
Erhai Liu, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)